SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIBBEY INC. LONG-TERM SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements
    - Statements of Net Assets Available for Benefits as of December 31, 2001, and December 31, 2000
    - Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2001 and December 31, 2000
    - Notes to Financial Statements
    - Supplemental Schedules
        -- H, Line 4i Schedule of Assets (Held at End of Year)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC.
LONG-TERM SAVINGS PLAN AND TRUST

Dated: June 26, 2002

By: Libbey
Employee Benefits Committee
Plan Administrator

By: /s/ Timothy T. Paige
Timothy T. Paige
Chairman
Employee Benefits Committee

/s/ Patricia S. Hanna
Patricia S. Hanna
Secretary of the Employee Benefits Committee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Libbey Inc. Long-Term Savings Plan and Trust

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Libbey Inc. Long-Term Savings Plan and Trust

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

0205-0301656

ERNST & YOUNG

■ Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

■ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Auditors

Libbey Inc. Employee Benefits Committee
Libbey Inc. Long-Term Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Libbey Inc. Long-Term Savings Plan and Trust as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 17, 2002

Libbey Inc. Long-Term Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments *(Note 3)*	**$ 541,257**	$ 411,429
Accrued investment income	**2**	11
	541,259	411,440
Liabilities		
Accrual for investment purchases	**-**	4,641
Net assets available for benefits	**$ 541,259**	$ 406,799

See accompanying notes.

Libbey Inc. Long-Term Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2001	**2000**
Net investment income:		
Interest and dividends	**$ 17,437**	$ 13,808
Net realized and unrealized depreciation in fair value of investments *(Note 3)*	**(23,635)**	(14,726)
	(6,198)	(918)
Contributions:		
Employee	**135,064**	128,752
Employer	**22,739**	22,300
	157,803	151,052
Employee withdrawals	**(14,878)**	(4,491)
Other	**(2,267)**	-
Increase in net assets available for benefits	**134,460**	145,643
Net assets available for benefits at beginning of year	**406,799**	261,156
Net assets available for benefits at end of year	**$ 541,259**	$ 406,799

See accompanying notes.

Libbey Inc. Long-Term Savings Plan and Trust

Notes to Financial Statements

December 31, 2001

1. Description of Plan

General

The Libbey Inc. Long-Term Savings Plan (the Plan) was adopted by Libbey, Inc. (the Company) for the benefit of eligible employees.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Employee contributions are vested immediately. Contributions may be divided at the participant's discretion among the various investment options from 5% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed monthly; any such change shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

The Company contributes to the Plan on behalf of each participant an amount equal to twenty-five percent (25%) of the participant's contributions, not to exceed one percent (1%) of the participant's compensation. Company matching contributions are invested in the Libbey Company Stock Fund, and may be immediately re-directed by the participant. Company matching contributions are vested immediately.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant's account is distributed to the participants.

2. Summary of Significant Accounting Policies

Trusteed Assets

For the years ended December 31, 2001 and 2000, all of the assets of the Plan were held by the Trustee, Key Trust Company of Ohio, N.A.

Investment Valuation

Investment funds are valued at the net asset value on the last business day of the plan year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from those estimates.

Plan Expenses

Substantially all Plan expenses are paid by the Company.

3. Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2001	**2000**
Investments:		
Victory Stock Index Fund*	**$ 106,943**	$ 92,896
Libbey Common Stock Fund	**103,631**	65,306
Victory DCS MaGIC Fund*	**91,405**	67,459
American Balanced Fund	**73,380**	58,333
Victory Growth Fund*	**72,948**	66,450
Bond Fund of America	**42,382**	26,776

* The fund is sponsored by the Plan Trustee

3. Investments (continued)

During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

	December 31	
	2001	**2000**
Common/Collective Fixed Income Funds	**$ 4,433**	$ 3,206
Common Stock	**4,841**	3,040
Fixed Income Mutual Funds	**(215)**	(242)
Equity Mutual Funds	**(32,694)**	(20,730)
	$ (23,635)	$ (14,726)

4. Loan Fund

The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant's behalf in accordance with their current choice of investment options.

5. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is tax exempt.

Supplemental Schedule

Libbey Inc. Long-Term Savings Plan and Trust

EIN: 34-1559357 Plan No.: 003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

Description of Investment	Identity of Issuer	Shares	Contract or Fair Value
Mutual Funds			
	*Victory Stock Index Fund	6,287	$ 106,943
	*Victory DCS MaGIC Fund	5,993	91,405
	*Victory Growth Fund	3,986	72,948
	American Balanced Fund	4,630	73,380
	Bond Fund of America	3,314	42,382
	Templeton Foreign Fund	2,477	22,913
Stocks			
	*Libbey Common Stock Fund	3,174	103,631
Money Market	EB Money Market Fund	1,110	1,110

Borrower	Interest Rate	Fair Value
*Participant Loans	5.75% to 10.50%	$ 26,545

*Indicates a party-in-interest to the plan.

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 19459) pertaining to the Libbey Inc. Long Term Savings Plan and Trust of our report dated May 17, 2002, with respect to the financial statements and supplemental schedule of the Libbey Inc. Long Term Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Toledo, Ohio
June 26, 2002